Private Placement Insurance Products, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL

OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response...... 12.00	

SEC FILE NUMBER

8- 67284

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019
　　　　　　　　　　　　　　　　　　　　 MM/DD/YY 　　　　　　　　　　　　 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Private Placement Insurance Products, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

2754 Brandt Drive S., Suite 200

(No. and Street)

Fargo	ND	58104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Turner Fixen 701-235-1183

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA

(Name – if individual, state last, first, middle name)

18401 Burbank Blvd #120	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Turner Fixen _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Private Placement Insurance Products, LLC _____ , as of _Pecember 31_ , 20 _19_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



```
LAVON JOHNSON
Notary Public
State of North Dakota
My Commission Expires Dec 12, 2022
```

Signature

Registered Principal - Compliance
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Private Placement Insurance Products, LLC

Statement of Financial Condition
December 31, 2019

Assets

Cash	$	72,660
Accounts receivable		17,992
Due from related party		65,216
CRD Deposit		2,000
Total assets	$	157,868

Liabilities and Member's Equity

Liabilities

Commissions payable	$	23,234
Due to related party		19,982
Total liabilities		43,216

Member's equity

Member's equity		114,652
Total member's equity		114,652
Total liabilities and member's equity	$	157,868

The accompanying notes are an integral part of these financial statements.


Private Placement Insurance Products, LLC
Statement of Income
For the Year Ended December 31, 2019


Revenues

Revenues from the Sale of Insurance Based Products	$	938,371
Total revenues		938,371

Expenses

Employee compensation and benefits	133,794
Commission	546,470
Professional fees	24,537
Insurance expense	36,673
Occupancy expense	33,281
Other operating expenses	78,707
Total expenses	853,462
Net income (loss) before income tax provision	84,909
Income tax provision	3,300
Net income (loss)	$ 81,609


The accompanying notes are an integral part of these financial statements.


Private Placement Insurance Products, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2019

	Member's Equity
Balance at December 31, 2018	$ 117,043
Member's distributions	(84,000)
Net income (loss)	81,609
Balance at December 31, 2019	$ 114,652

The accompanying notes are an integral part of these financial statements.


Private Placement Insurance Products, LLC
Statement of Cash Flows
For the Year Ended December 31, 2019


Cash flow from operating activities:

Net income (loss)
Adjustments to reconcile net income (loss) to net $ 81,609
cash provided by (used in) operating activities:
(Increase) decrease in assets:

Accounts receivable			
Due from related party			
	$	(377)	
		(2,233)	
Increase (decrease) in liabilities:			
Commissions payable		(11,470)	
Due to related party		(132)	
Total adjustments			(14,212)

Net cash provided by (used in) operating activities   67,397

Net cash provided by (used in) in investing activities   -

Cash flow from financing activities:
Member distributions   (84,000)

Net cash provided by (used in) financing activities   (84,000)

     Net increase (decrease) in cash   (16,603)

     Cash at beginning of year   89,263

     Cash at end of year $ 72,660

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Interest	$	-
Income taxes	$	3,300


The accompanying notes are an integral part of these financial statements.


Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Private Placement Insurance Products, LLC (the "Company"), was originally organized in the State of Delaware on March 14, 2005, and was approved to conduct business in California on August 17, 2006. The Company is a single member limited liability company operating as a registered broker/dealer in securities under the Securities and Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is authorized to sell variable life insurance or annuities, and private placement of variable life insurance or annuities on a best efforts basis. The Company assists in the placement of and due diligence for Bank Owned Life Insurance (BOLI) and Corporate Owned Life Insurance (COLI) plans.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k) (2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Rent expense for the year ended December 31, 2019, was $33,281 included in occupancy expense. The amount of rent is determined annually by the expense sharing agreement.

Note 1:   GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements.   The evaluation was performed through February 6, 2020, the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Revenue
Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are from revenue.

Nature of services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments.

Revenue from the sale of Investment Company Shares: This includes concessions earned from the sale of open-end mutual funds that contain a load. Included are commissions charged on transactions on no load funds and UIT's to the extent they are open end companies.

Note 2: INCOME TAXES

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is subject to audit by the taxing agencies for the years of 2016, 2017, and 2018.

The Company is subject to a limited liability company gross receipts tax, with a minimum franchise tax. As of December 31, 2019, the income tax provision consists of the following:

Franchise tax	$ 800
Gross receipts tax	2,500
Total income tax provision	$ 3,300

Note 3: RELATED PARTY TRANSACTIONS

The sole member in the Company is also a member in a related entity - MB Schoen & Associates, Inc. (MBSA). The Company has an expense sharing agreement with the related entity. As outlined in the agreement, rent, salaries, and other operating expenses will be shared. For the year ending December 31, 2019 $240,320, of operating costs were allocated from the related entity to the Company. At December 31, 2019, $65,216 was due from MBSA. In addition, $19,982 was due to MBSA as of December 31, 2019.

For the year ended December 31, 2019, 62% of the Company's revenue passed through the related entity. This revenue represents trail commissions earned by the sole member, but earmarked for the Company to fund its operations. In addition, $388,070 in commissions expense was redirected commissions paid to MBSA.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 3:   RELATED PARTY TRANSACTIONS
(Continued)

In February 2016 the FASB issued ASU 2016-02 on Leases. Under the new guidance lessees are required to recognize a lease liability and a right-to-use asset for all leases at the commencement date, with the exception of short-term leases. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018 and early adoption is permitted. The company is not subjected to this requirement inasmuch as it has an expense sharing agreement with its Parent.

Note 4:   CONCENTRATION OF CREDIT RISKS

For the year ended December 31, 2019, 80% of the commissions were earned from four clients.

Note 5:   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2019, the Company had net capital of $50,590 which was $45,590 in excess of its required net capital of $5,000 or 6-2/3 of A.I.; and the Company's ratio of aggregate indebtedness ($43,217) to net capital was .86 to 1, which is less than the 15 to 1 maximum allowed.

Note 6:   RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There was no difference between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Note 7: COMMITMENTS AND CONTINGENCIES

The Company is required to file income tax returns in state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2019, no jurisdiction has proposed any adjustment to the Company's tax position.

Note 8: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2019 or during the year then ended.

Private Placement Insurance Products, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2019

Computation of net capital

Member's equity	$ 114,652	
Total member's equity		$ 114,652
Less: Non-allowable assets		
Due from related party	(62,062)	
CRD Deposit	(2,000)	
Total non-allowable assets		(64,062)
Net capital		50,590

Computation of net capital requirements
Minimum net capital requirements

6 2/3 percent of net aggregate indebtedness	$ 2,883	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 45,590
Ratio of aggregate indebtedness to net capital	.86: 1	

There was no difference in net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2019 (See Note 6).

See independent auditor's report

Private Placement Insurance Products, LLC
**Schedule II– Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2019**

A computation of reserve requirements is not applicable to Private Placement Insurance Products, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

Private Placement Insurance Products, LLC
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2019

Information relating to possession or control requirements is not applicable to Private Placement Insurance Products, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

BRIAN W. ANSON

Certified Public Accountant

18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Private Placement Insurance Products, LLC
Fargo, North Dakota

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Private Placement Insurance Products, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Private Placement Insurance Products, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Private Placement Insurance Products, LLC, stated that Private Placement Insurance Products, LLC, met the identified exemption provisions throughout the most recent fiscal year without exception. Private Placement Insurance Products, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Private Placement Insurance Products, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 6, 2020



PRIVATE PLACEMENT
INSURANCE PRODUCTS, LLC

RONALD BORIO
FINOP

OFFICE (619) 246-9428
EMAIL RBORIO@COLIAUDIT.COM

Assertions Regarding Exemption Provisions

We, as members of management of Private Placement Insurance Products, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Proprietor claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(1)

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending: January 1, 2019 through December 31, 2019.

Private Placement Insurance Products, LLC

By:



_____
Ron Borio, FINOP



_____
(Date)

BRIAN W. ANSON
Certified Public Accountant

18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

To the Board of Members of Private Placement Insurance Products, LLC

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission Act of 1934 and with the SIPC Series 600 Rules, I have performed the procedures enumerated below with respect to the accompanying Schedule of Form SIPC-3 Revenues of Private Placement Insurance Products, LLC for the year ended December 31, 2019, which were agreed to by Private Placement Insurance Products, LLC and the Securities Investor Protection Corporation (SIPC), solely to assist you and SIPC in evaluating Private Placement Insurance Products, LLC's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 during the year ended December 31, 2019 as noted on the accompanying Certification of Exclusion from Membership (Form SIPC-3). Private Placement Insurance Products, LLC's management is responsible for Private Placement Insurance Products, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1) Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by Private Placement Insurance Products, LLC for the year ended December 31, 2019 to the total revenues in Private Placement Insurance Products, LLC's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, noting no differences;

2) Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by Private Placement Insurance Products, LLC for the year ended December 31, 2019 to supporting schedules and workpapers, noting no differences;

3) Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by Private Placement Insurance Products, LLC for the year ended December 31, 2019 and in the related schedules and workpapers, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on Private Placement Insurance Products, LLC's claim for exclusion from membership in SIPC. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson, CPA

Tarzana, California

February 6, 2020

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

SIPC-3 2019

8-

8-67284 FINRA DEC 08/16/2006
PRIVATE PLACEMENT INSURANCE PRODUCTS LLC
2754 BRANDT DR SO STE 200
FARGO, ND 58104

Check appropriate boxes.
☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
(ii) its business as a broker-dealer is expected to consist exclusively of:
☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☒ (II) the sale of variable annuities;
☒ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

X _[signature]_ CO-CCO 1/9/2019
   Authorized Signature/Title   Date

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Form SIPC-3

FY 2019

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the fiscal year ending 12/31/2019 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☒ (II) the sale of variable annuities;
☒ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:
    Interest on Assessments.
    ... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the fiscal year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.